Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-143183 and 333-171009 on Form S-8 of our report dated April 1, 2013, relating to the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year ended December 31, 2012 (before the effects of adjustments to reflect changes in the purchase price allocation and the correction of an error as described in Notes 3 and 38 to the consolidated financial statements) (not presented herein) of MFC Industrial Ltd. and subsidiaries (the “Company”) appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants
March 31, 2015
Vancouver, Canada